Exhibit 21.1

Subsidiaries of the Registrant

Jade Therapeutics, Inc.	(United States)
Kiora Pharmaceuticals GmbH	(Austria)
Bayon Therapeutics, Inc.	(United States)
Kiora Pharmaceuticals Pty Ltd	(Australia)